TULLETT PREBON FINANCIAL SERVICES LLC

(SEC I.D. No. 8-43487)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2018
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

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Filed pursuant to Regulation 17a-5(e)(3)
Under the Securities Exchange Act of 1934
as a public Document.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of Tullett Prebon Financial Services LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Tullett Prebon Financial Services LLC (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

March 1, 2019

We have served as the Company's auditor since 2003.

TULLETT PREBON FINANCIAL SERVICES LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2018
(Dollars in Thousands)
Assets

Cash	$	26,638
Cash segregated under federal regulations		6,647
Deposits with clearing organizations (cash of $5,824 and U.S. Treasury bills with a fair value of $11,379)		17,203
Securities owned		684
Receivables from brokers or dealers and clearing organizations		22,879
Accounts receivable (net of allowance of $508)		15,809
Goodwill		10,361
Trading memberships		980
Other assets		166
Due from affiliates		3,020
Prepaid expenses		6,861
TOTAL ASSETS	$	111,248

Liabilities and Member's Interest

Liabilities

Payables to brokers or dealers and clearing organizations	$	10,396
Accrued personnel costs		17,215
Due to affiliates		5,964
Accounts payable and accrued liabilities		1,743
Deferred tax liabilities		1,739
Payables to customers		1,222
Securities sold, not yet purchased		687
Total liabilities		38,965

Member's Interest

Total member's interest		72,283
TOTAL LIABILITIES AND MEMBER'S INTEREST	$	111,248

See notes to statement of financial condition

TULLETT PREBON FINANCIAL SERVICES LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2018 (Dollars in Thousands)

1. ORGANIZATION

Tullett Prebon Financial Services LLC (the "Company") has one member, Tullett Prebon Americas Corp. ("TPAC"). TPAC is a 75% owned subsidiary of Tullett Prebon (No. 1) ("TP No 1") and a 25% owned of TP ICAP Americas Holdings Inc. ("TPIAHI"), formerly known as Tullett Prebon (Americas) Holdings Inc. Effective June 1, 2018 Tullett Prebon Americas Holdings Inc. changed its name to TPIAHI, which is a 100% wholly-owned indirect subsidiary of TP ICAP plc ("TPICAP"), the ultimate parent company and a United Kingdom public company.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is also a registered introducing broker with the Commodity Futures Trading Commission ("CFTC") and a member of the National Futures Association ("NFA").

The Company acts as an intermediary in the wholesale financial markets. It is engaged primarily as a broker of U.S. government securities, U.S. government agency securities, mortgage-backed securities, municipal bonds, equity securities, corporate bonds and other financial instruments. The Company provides brokerage services in the form of either principal or agency transactions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Significant estimates include goodwill, realizability of deferred tax assets and related valuation allowance and allowance for receivables. The Company believes that the estimates utilized in the preparation of the statement of financial condition are prudent and reasonable. Actual results could differ materially from those estimates.

Securities Transactions—Securities transactions are recorded on a trade-date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net in Receivables from brokers or dealers and clearing organizations on the statement of financial condition as trades pending settlement, net. Securities transactions represent Delivery versus Payment and Receipt versus Payment ("DVP/RVP") trades. Some transactions are self-cleared and others are cleared on a fully disclosed basis with clearing brokers. As such, the Company, in its normal course of operations, does not hold inventory, customer funds (other than described in Note 13) or securities, however the Company from time to time may acquire unmatched positions as principal, including but not limited to the following scenarios:

(1) The Company posts or provides live, executable bids and offers at minimum acceptable quantities, based on expressions of client interest. Sometimes the act of posting or providing quotations may result in the Company acquiring a position as principal on an unmatched trade;

TULLETT PREBON FINANCIAL SERVICES LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2018 (Dollars in Thousands)

(2) Resulting from errors or out trades. From time to time, as a result of a bona fide error the Company may in "matched principal" market places acquire a position in resolution of such error (this may also occur when the Company is acting as agent in an exchange based marketplace); and

(3) Executing or facilitating customer orders. This includes, but is not limited to, acquiring a position (i) resulting from partial mismatches in timing between multiple buyers and sellers when facilitating customer orders, and/or (ii) prior to a position being novated, given-up or settled by the relevant customer(s) and/or for the purposes of gaining the customer(s) access to any applicable clearing and settlement system.

Revenue Recognition—The Company provides brokerage services to clients in the form of either principal or agency transactions. The Company earns revenue from principal transactions by engaging in matched principal transactions. In matched principal transactions, the Company simultaneously agrees to buy instruments from one customer and sell them to another customer. Principal transactions revenue is derived from the spread on the buy and sell transactions. Principal transactions revenues and related expenses are recognized on a trade date basis. In addition, the Company also earns commission revenue by acting as an agent on behalf of buyers and sellers. In agency transactions, the Company charges commissions for executing transactions between buyers and sellers. Agency commissions revenue and related expenses are recognized on a trade date basis.

The Company adopted ASC 606 Revenue Recognition on Contracts with Customers ("the new revenue recognition standard") on January 1, 2018.

The Company acts as an intermediary in the wholesale financial markets and therefore acts in a matched principal, or agency role. The Company also earns revenue from data sales.

Matched principal transactions - The Company acts as a "middleman" by serving as the counterparty for identified buyers and sellers in matching reciprocal back to back trades. The buyers and sellers in these transactions have agreed to the performance obligation details of price and quantity for the securities being traded. Principal transactions revenue is derived from the spread of the buy and sell transactions. Principal transactions revenue is recognized on a trade date basis once the details of the performance obligation are met and transfer of control of the securities is established between the customers. Principal transaction revenues are generally paid on settlement date (typically one or two days after trade date), therefore the Company records a receivable between trade date and payment on settlement date.

Agency commissions - The Company acts in an agency capacity, by connecting buyers and sellers. When the buyers and sellers agree to price and other terms of the transaction, the Company's performance obligation is met and it leaves both parties, to clear and settle through the appropriate market mechanism. In agency transactions, the Company charges commission for executing transactions between buyers and sellers. Agency commissions revenue and related expenses are recognized on trade date. The Company accounts for agency commissions on an accrual basis and therefore records a receivable between trade date and payment date (the date customer invoice payments are received).

Due to the nature of its business, related performance obligations and the transfer of control in services to its customers the Company has determined that the accounting for revenues earned from its businesses has not

TULLETT PREBON FINANCIAL SERVICES LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2018 (Dollars in Thousands)

been materially impacted by the adoption of this new standard. Additionally, the adoption of the new revenue recognition standard did not have a material impact on the Company's statement of financial condition.

Restricted Cash—The Company has adopted ASC 230 ("Statement of Cash Flows - Restricted Cash"). This ASC requires cash segregated for regulatory and other purposes be included in cash and cash equivalents disclosed in the statement of cash flows.

Other Revenues—The Company earns various revenue at times for maker taker fees, finder fees, rebates and other.

Interest Recognition—The Company recognizes interest income on an accrual basis.

Income Taxes— The Company is included in the consolidated U.S. federal and combined state and local income tax returns of TPIAHI as a division of TPAC and calculates the provision for income taxes by using a "separate return" method as modified to apply the "benefits-for-loss" approach. Under this approach, the provision for income taxes is computed as if the company filed on a separate tax return basis and is then adjusted to reflect the periodic reimbursement for any tax benefits received or generated by the Company.

The Company recognizes the current and deferred tax consequences of all transactions that have been recognized in the financial statements using the provisions of the enacted tax laws. In this regard, deferred tax assets are recognized for temporary differences that will result in deductible amounts in future years and for tax loss carryforwards, if in the opinion of management, it is more likely than not that the deferred tax assets will be realized. A valuation allowance is required for any component of net deferred tax assets which does not meet the "more likely than not" criterion for realization and the need for a valuation allowance is assessed on the basis of the Company's projected separate return results modified to apply the benefits-for-loss approach. Deferred tax liabilities are recognized for temporary differences that will result in taxable income in future years.

It is the Company's policy to provide for uncertain tax provisions and the related interest and penalties based upon management's assessment of whether a tax benefit is more likely than not to be sustained upon examination by the authorities.

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the statement of financial condition. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income tax provision during the period that includes the enactment date.

The net deferred tax assets are recorded to the extent the Company believes these assets will more likely than not be realized. In making such a determination, the Company considers all available positive and negative

TULLETT PREBON FINANCIAL SERVICES LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2018 (Dollars in Thousands)

evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations.

Uncertain tax positions are recorded in accordance with ASC 740 on the basis of a two-step process whereby (1) the Company determines whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is greater than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

Cash Segregated Under Federal Regulations—The Company is required by SEC regulations to segregate cash to satisfy rules regarding the protection of customer assets.

Deposits with Clearing Organizations—The Company maintains cash and security deposits at various clearing organizations to satisfy initial margin requirements in accordance with its clearing agreements.

Receivables from and Payables to Brokers or Dealers and Clearing Organizations— Receivables from brokers or dealers and clearing organizations include brokerage commissions, net receivables and payables arising from trades pending settlement, fails to deliver, receivables from clearing organizations and other receivables. Payables to brokers or dealers and clearing organizations primarily include fails to receive, payables to clearing organizations and other payables.

An allowance for doubtful accounts is established for receivables from brokers or dealers and clearing organizations that are in excess of one year outstanding or when specific facts warrant the establishment of an allowance for doubtful accounts.

Accounts Receivable— Accounts receivable are the result of brokerage commissions from customers. An allowance for doubtful accounts on receivables is maintained at a level that in management's judgment is adequate to absorb potential credit losses. The allowance is increased by provisions charged to income and is reduced by charge-offs. Accounts receivable also include fails to deliver, if any.

Prepaid Expenses— Expense items of a nature which benefit future periods are recorded as prepaid expenses and are amortized over actual periods benefited. Included in prepaid expenses are incentive contract payments ("ICP") to various employees. The ICPs are amortized over the life of the service contract which can range from 1 to 5 years.

Goodwill— Goodwill represents the excess of amounts paid for acquiring businesses over the fair value of the net assets acquired. The Company tests goodwill for impairment on an annual basis and more frequently.
when certain events or circumstances exist. Impairment is the condition that exists when the carrying amount of goodwill exceeds its fair value. Impairment is tested at the reporting unit level. If the estimated fair value exceeds the carrying value of the reporting unit, goodwill at the reporting unit level is not impaired. If the estimated fair value is below the carrying value, further analysis is required to determine the amount of impairment. In performing its assessment for impairment of goodwill, the Company is required to make estimates and assumptions in order to determine the fair value of reporting units and projected future earnings using various valuation techniques. The Company uses its best judgment and information available to it at the time to perform this review.

TULLETT PREBON FINANCIAL SERVICES LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2018 (Dollars in Thousands)

Trading memberships—The Company owns membership shares in the Depository Trust Clearing Corporation ("DTCC"). The membership shares are subject to restriction. The Company carries these restricted shares at cost.

Payables to Customers— Payables to customers include customer balances, fails to receive and soft dollars, if any.

Fair Value—Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The accounting guidance for fair value measurements establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs. The three levels of the fair value hierarchy are:

Level 1   Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2   Quoted prices for similar assets in active markets or quoted prices for identical assets in markets that are not considered to be active, or financial instruments for which all significant valuation inputs are observable, either directly or indirectly; and

Level 3   Prices or valuations that require inputs that are both significant to fair value measurement and unobservable

Management estimates that the carrying value of financial assets and liabilities recognized in the statement of financial condition approximates their fair value. Financial instruments are either reported at fair value or are short-term in nature, bear interest at current market rates or are subject to frequent repricing.

3. CASH

The Company has concentrations in excess of 10% of its total cash at two U.S. financial institutions of $20,596 and $4,675. The Company had no cash equivalents as of December 31, 2018.

4. CASH SEGREGATED UNDER FEDERAL REGULATIONS

Cash of $6,647 has been segregated in two special reserve bank accounts for the exclusive benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934.

5. FAIR VALUE MEASUREMENTS

The Company's financial instruments measured at fair value consist of U.S. Treasury bills and are classified within Level 1 of the fair value hierarchy. U.S. Treasury bills are included in Deposits with clearing

TULLETT PREBON FINANCIAL SERVICES LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2018 (Dollars in Thousands)

organizations on the statement of financial condition. The fair value measurement of U.S. Treasury bills is based on quoted market prices in active markets.

The Company's Securities owned and Securities sold, not yet purchased are typically shares of common stock which are measured based on quoted market prices in active markets and therefore are considered Level 1 of the fair value hierarchy.

For the year ended December 31, 2018, there were no reclassifications between levels.

The table below presents the fair value of the Company's financial instruments which are carried at fair value:

Assets:	Level 1	Level 2	Level 3	Total
Deposits with clearing organizations (U.S. Treasury bills)	$ 11,379	-	-	$ 11,379
Securities owned	684	-	-	684
	$ 12,063	-	-	$ 12,063

Liabilities:	Level 1	Level 2	Level 3	Total
Securities sold, not yet purchased	$ 687	-	-	$ 687
	$ 687	-	-	$ 687

6. FINANCIAL INSTRUMENTS NOT MEASURED AT FAIR VALUE

The Company estimates that the fair value of its remaining financial instruments recognized on the statement of financial condition approximate their carrying value, because they have limited counterparty credit risk and are short-term, replaceable on demand, or bear interest at market rates.

The table below presents the carrying value of the Company's financial instruments which are not carried at fair value. In addition, the table excludes the values of non-financial assets and liabilities:

Assets:	Level 1	Level 2	Level 3	Total
Deposits with clearing organizations (cash)	$ -	$ 5,824	-	$ 5,824
Receivables from brokers or dealers and clearing organizations	-	22,879	-	22,879
Accounts receivable	-	15,809	-	15,809
Trading memberships	-	980	-	980
	$ -	$ 45,492	$ -	$ 45,492
Liabilities:				
Payables to brokers or dealers and clearing organizations	$ -	$ 10,396	-	$ 10,396
Payables to customers	-	1,222	-	1,222
	$	$ 11,618	$	$ 11,618

TULLETT PREBON FINANCIAL SERVICES LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2018 (Dollars in Thousands)

7. **RECEIVABLES FROM AND PAYABLES TO BROKERS OR DEALERS AND CLEARING ORGANIZATIONS**

Amounts receivable from and payable to brokers or dealers and clearing organizations are comprised of the following:

	Receivable	Payable
Commissions	$ 9,519	$ -
Fails to deliver	9,770	-
Fails to receive	-	8,767
Clearing organizations	3,490	905
Trades pending settlement, net	99	-
Other	2	724
	$ 22,880	$ 10,396

8. **ACCOUNTS RECEIVABLE**

Accounts receivable is comprised of the following:

	Receivable
Brokerage commissions (net of allowance of $508)	$ 15,809
	$ 15,809

9. **GOODWILL**

The Company performed its annual impairment test as of December 31, 2018. The Company assessed the impact of the current economic environment on the value of goodwill for its reporting unit and determined that no impairment existed as of December 31, 2018.

The carrying amount of goodwill is as follows:

Balance as of December 31, 2017	$ 10,361
Balance as of December 31, 2018	$ 10,361

10. **RELATED PARTY TRANSACTIONS**

Amounts due from and due to affiliates principally represent intercompany advances, commission revenues earned and execution fees incurred on behalf of each other and are comprised as follows:

TULLETT PREBON FINANCIAL SERVICES LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2018 (Dollars in Thousands)

	Due from affiliates	Due to affiliates
TPIAHI	$ -	$ 1,679
Tullett Prebon (Securities) Ltd	2,884	-
TPAC	111	-
tpSEF Inc.	-	49
Tullett Prebon Do Brasil S/A Corretora de Valores e Cambio	-	3
Tullett Prebon Information Inc.	18	-
COEX Partners Inc	-	230
ICAP Services North America LLC	-	3,930
Tullett Prebon (Australia) Pty Ltd	2	-
PVM Futures Inc.	1	-
SCS OTC Corp	0	-
SCS Commodities Corp	1	-
ICAP Corporates LLC	3	-
ICAP Securities USA LLC	1	-
ICAP Management Services Limited	-	74
Tullett Prebon Group Ltd	-	0
	$ 3,020	$ 5,964

Due from affiliates represent receivables in the normal course of business which are non-interest bearing and payable on demand. Due to affiliates represent payables in the normal course of business, which are non-interest bearing and payable on demand.

11. PAYABLES TO CUSTOMERS

Amounts payable to customers are comprised of the following:

	Payable
Fails to receive	$ 967
Soft dollars	255
	$ 1,222

12. INCOME TAXES

The Company had a U.S. federal and state net deferred tax liability of $1,739 as of December 31, 2018. Deferred income taxes reflect the net tax effect of temporary differences between the financial reporting and tax basis of assets and liabilities.

Deferred income taxes reflect the net tax effect of temporary differences between the financial reporting and tax basis of assets and liabilities.

TULLETT PREBON FINANCIAL SERVICES LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2018 (Dollars in Thousands)

Net deferred tax liabilities at December 31, 2018 are comprised of the following:

Deferred tax assets:		
Bad Debt	$	142
Total deferred tax assets		142
Deferred tax liabilities		
Incentive contract payments		(1,880)
Other Provisions		-
Total deferred tax liabilities		(1,880)
Net deferred tax liabilities		(1,739)
Valuation allowance		-
	$	(1,739)

The difference between the statutory federal tax rate and the effective tax rate is primarily due to a change of valuation allowance, state and local taxes net of federal benefit, and the tax effect of nondeductible meals and entertainment expenses and revaluation of deferred tax assets/deferred tax liabilities.

The Company follows accounting guidance under ASC 740 which clarifies the accounting for uncertainty in income taxes recognized in the accompanying financial statements. As of December 31, 2017, the Company has not accrued any unrecognized tax benefits in the Company's financial statements. Through its inclusion in the consolidated federal return filed by its ultimate U.S. parent, the significant jurisdictions which remain open are U.S. Federal and New Jersey for tax years 2014 and after and New York for tax years 2013 and after.

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (the "Tax Act"). The Tax Act The specific law change that impacted our Company in 2018 was the reduction of US federal corporate tax rate to 21 percent, effective January 1, 2018 and elimination of the deductibility of client entertainment expenses.

13. REGULATORY REQUIREMENTS

As a broker-dealer registered with the SEC and a member of the NFA, the Company is subject to Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934 and Rule 1.17 of the CFTC, which specifies uniform minimum net capital requirements. At December 31, 2018, the Company had net capital of $18,654 which was $18,404 in excess of the minimum SEC and NFA net capital requirement of $250. The Company does hold customer funds and operates pursuant to SEC Rule 15c3-3 (the Customer Protection Rule). Customer funds represent RVP/DVP fails, money differences, accounts receivable credits and abandoned property. The Company does not custody customer collateral.

14. EMPLOYEE BENEFIT PLANS

The Company participates in a trustee profit sharing plan (the "Plan") covering substantially all of its employees, under which contributions are made at the discretion of management. The Plan includes a 401(k) provision whereby all employees are allowed to contribute a portion of their earnings. On a discretionary basis, the Company matches a portion of employee contributions.

15. COMMITMENTS AND CONTINGENCIES

Litigation—In the ordinary course of business, various legal actions are brought and are pending or threatened against the Company. In some of these actions, substantial amounts are claimed. The Company is also involved, from time to time, in other reviews, investigations and proceedings by governmental and self-regulatory agencies (both formal and informal) regarding the Company's business, judgments, settlements, fines, penalties, injunctions or other relief.

The Company contests the liability or the amount of damages in each pending matter. In view of the inherent difficulty of projecting the outcome of such matters, the Company cannot predict with certainty the loss or range of loss related to such matters, how such matters will be resolved, when they ultimately will be resolved, or what the eventual settlement, fine, penalty or other relief might be. Management believes, based on currently available information, that the results of such matters, in the aggregate, will not have a material adverse effect on its statement of financial condition.

Guarantees— n the normal course of business, the Company may enter into principal transactions that contain various guarantees and indemnities including transactions where it executes through a correspondent clearing broker on a fully disclosed basis. If the principal transactions brokered by the Company do not settle because of failure to perform by either counterparty, the Company may be required to discharge the obligation of the non-performing party and, as a result, may incur a loss if the market value of the underlying security is different from the contract amount of the transaction. The Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. Although the correspondent clearing broker has the right to charge the Company for any economic loss incurred in executing all trades through the clearing firm, the Company believes that there is no estimable amount assignable to its obligations pursuant to this right as any such obligation would be based on the future non-performance by one or more counterparties. Accordingly, at December 31, 2018, the Company has recorded no liabilities with respect to these obligations.

Commitments— As a member of the Mortgage Backed Securities Division ("MBSD") of the Fixed Income Clearing Corp ("FICC"), the Company participates in the Capped Contingency Liquidity Facility ("CCLF"). The CCLF creates overnight repos between the FICC and each of its solvent firms so that, if a firm fails, the funding to offset its portfolio would be sourced across FICC's membership rather than dependent on an expensive, long-term line of credit. As of December 31, 2018, the Company's commitment to the CCLF was $57,872 of which no utilization had occurred. This amount is calculated by FICC based on membership size and volumes and may fluctuate significantly.

TULLETT PREBON FINANCIAL SERVICES LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2018 (Dollars in Thousands)

16. MARKET AND CREDIT RISKS

The Company's brokerage activities include execution and clearance in U.S. government securities, U.S. government agency securities, mortgage-backed securities, municipal bonds, equity securities, corporate bonds and other financial instruments. Substantially all transactions are executed on a matched principal basis, as defined by FINRA, for undisclosed principals and settle within the prescribed time frames established under industry practices for these securities. Additionally, the Company has a policy of reviewing, on an ongoing basis, the credit standing of its counterparties.

The Company may be exposed to off-balance-sheet credit risk from transactions which do not settle through the Government Securities Division ("GSD") or MBSD. GSD and MBSD help minimize the Company's credit risk exposure to its counterparties by maintaining margin requirements and minimum credit standards for all members. The Company may be exposed to off-balance-sheet credit risk from unsettled transactions including fails to deliver/receive. In the event a counterparty is unable to fulfill its purchase or sale transaction, the Company may then be obligated to purchase or sell at market value which may result in a loss if the amount is different from the contract amount of the transaction. The contractual amount of unsettled purchase and sale transactions with settlement dates subsequent to December 31, 2018 was $3,670,953 and $3,671,053 respectively. Settlement of the Company's open securities transactions did not have a material effect on the Company's statement of financial condition.

17. MEMBER'S INTEREST

With the exception of compliance with regulatory rules, there are no restrictions on the Company's ability to make distributions to the member.

18. COST IMPROVEMENT AND INTEGRATION CHARGES

The Company incurred cost improvement charges which generally consist of contract renegotiations. These charges were incurred due to the integration of the Tullett Prebon plc and the ICAP global broking businesses.

Cost Improvement charges have been recorded in accordance with ASC 712-10, "Nonretirement Postemployment Benefits," and/or ASC 420-10, "Exit or Disposal Cost Obligations" as appropriate.

The Company records severance and one-time termination costs provided under an ongoing benefit arrangement once they are both probable and estimable in accordance with the provisions of ASC 712-10. Pursuant to ASC 420-10, the Company establishes a liability for costs associated with severance and termination obligations, and other related costs, when the liability is incurred, rather than at the date of termination.

The determination of when the Company accrues for severance costs and which standard applies depends on whether the termination benefits are provided under an ongoing arrangement as described in ASC 712-10 or under a one-time benefit arrangement as defined by ASC 420-10. Inherent in the estimation of the costs related

to the cost improvement and integration activities are assessments related to the most likely expected outcome of the significant actions. In determining the charges related to the cost improvement and integration plans, the Company makes estimates. These estimates may vary significantly from actual costs depending, in part, upon factors that may be beyond the control of the Company. The Company will continue to review the status of the cost improvement obligations and integration costs and, if appropriate, record changes to these obligations in current operations based on the Company's most current estimates.

At December 31, 2018, the Company had no liability for its obligations related to the cost improvement plan on the statement of financial condition.

19. SUBSEQUENT EVENTS

The Company evaluated subsequent events through the date the statement of financial condition were available to be issued, which was March 1, 2019. As a result of the Company's evaluation, the Company noted no subsequent events that require adjustments to, or disclosure in the statement of financial condition other than disclosed herein.

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